UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Beachbody Company, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

34619R102

(CUSIP Number)

Alfred J. Chianese, Esq.

The Raine Group LLC

65 East 55th Street, 24th Floor

New York, NY 10022

(212) 603-5554

with a copy to:

Stephen B. Amdur

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, NY 10019

(212) 858-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34619R102	Schedule 13D	Page 1 of 17 Pages

(1)	Names of reporting persons RPIII Rainsanity LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 33,553,362
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 33,553,362

(11)	Aggregate amount beneficially owned by each reporting person: 33,553,362
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 20.56%[1]
(14)	Type of reporting person (see instructions): OO

[1]

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 163,175,632 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on July 1, 2021.

CUSIP No. 34619R102	Schedule 13D	Page 2 of 17 Pages

(1)	Names of reporting persons RPIII Rainsanity Co-Invest 1 LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 3,916,084
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,916,084

(11)	Aggregate amount beneficially owned by each reporting person: 3,916,084
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 2.40%[1]
(14)	Type of reporting person (see instructions): OO

[1]

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 163,175,632 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on July 1, 2021.

CUSIP No. 34619R102	Schedule 13D	Page 3 of 17 Pages

(1)	Names of reporting persons RPIII Rainsanity Co-Invest 2 LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 1,014,840
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 1,014,840

(11)	Aggregate amount beneficially owned by each reporting person: 1,014,840
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 0.62%[1]
(14)	Type of reporting person (see instructions): OO

[1]

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 163,175,632 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on July 1, 2021.

CUSIP No. 34619R102	Schedule 13D	Page 4 of 17 Pages

(1)	Names of reporting persons RPIII Rainsanity Co-Invest 3 LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 676,560
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 676,560

(11)	Aggregate amount beneficially owned by each reporting person: 676,560
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 0.41%[1]
(14)	Type of reporting person (see instructions): OO

[1]

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 163,175,632 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on July 1, 2021.

CUSIP No. 34619R102	Schedule 13D	Page 5 of 17 Pages

(1)	Names of reporting persons RPIII Corp SPV Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 33,553,362
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 33,553,362

(11)	Aggregate amount beneficially owned by each reporting person: 33,553,362
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 20.56%[1]
(14)	Type of reporting person (see instructions): OO

[1]

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 163,175,632 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on July 1, 2021.

CUSIP No. 34619R102	Schedule 13D	Page 6 of 17 Pages

(1)	Names of reporting persons RPIII Corp Aggregator LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 33,553,362
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 33,553,362

(11)	Aggregate amount beneficially owned by each reporting person: 33,553,362
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 20.56%[1]
(14)	Type of reporting person (see instructions): PN

[1]

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 163,175,632 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on July 1, 2021.

CUSIP No. 34619R102	Schedule 13D	Page 7 of 17 Pages

(1)	Names of reporting persons Raine Capital LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 39,160,846
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 39,160,846

(11)	Aggregate amount beneficially owned by each reporting person: 39,160,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 24.00%[1]
(14)	Type of reporting person (see instructions): IA

[1]

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 163,175,632 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on July 1, 2021.

CUSIP No. 34619R102	Schedule 13D	Page 8 of 17 Pages

(1)	Names of reporting persons Raine Associates III Corp (AIV 2) GP LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 39,160,846
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 39,160,846

(11)	Aggregate amount beneficially owned by each reporting person: 39,160,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 24.00%[1]
(14)	Type of reporting person (see instructions): OO

[1]

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 163,175,632 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on July 1, 2021.

CUSIP No. 34619R102	Schedule 13D	Page 9 of 17 Pages

(1)	Names of reporting persons Raine Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 39,160,846
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 39,160,846

(11)	Aggregate amount beneficially owned by each reporting person: 39,160,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 24.00%[1]
(14)	Type of reporting person (see instructions): OO

[1]

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 163,175,632 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on July 1, 2021.

CUSIP No. 34619R102	Schedule 13D	Page 10 of 17 Pages

(1)	Names of reporting persons The Raine Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 39,160,846
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 39,160,846

(11)	Aggregate amount beneficially owned by each reporting person: 39,160,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 24.00%[1]
(14)	Type of reporting person (see instructions): HC

[1]

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 163,175,632 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on July 1, 2021.

CUSIP No. 34619R102	Schedule 13D	Page 11 of 17 Pages

Item 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of The Beachbody Company, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3301 Exposition Blvd., Santa Monica, CA 90404. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i) RPIII Rainsanity LP, a Delaware limited partnership (“Rainsanity LP”);

(ii) RPIII Rainsanity Co-Invest 1 LLC, a Delaware limited liability company (“Rainsanity 1”);

(iii) RPIII Rainsanity Co-Invest 2 LLC, a Delaware limited liability company (“Rainsanity 2”);

(iv) RPIII Rainsanity Co-Invest 3 LLC, a Delaware limited liability company (“Rainsanity 3” and collectively with Rainsanity LP, Rainsanity 1 and Rainsanity 2, the “Rainsanity Holders”);

(v) RPIII Corp SPV Management LLC, a Delaware limited liability company (“RPIII SPV Management”);

(vi) RPIII Corp Aggregator LP, a Delaware limited partnership (“RPIII Aggregator”);

(vii) Raine Capital LLC, a Delaware limited liability company (“Raine Capital”);

(viii) Raine Associates III Corp (AIV 2) GP LP, a Cayman Islands limited partnership (“Raine Associates III”);

(ix) Raine Management LLC, a Delaware limited liability company (“Raine Management”); and

(x) The Raine Group LLC, a Delaware limited liability company (“The Raine Group”).

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit I.

RPIII SPV Management is the general partner of Rainsanity LP. RPIII Aggregator is the sole member of RPIII SPV Management and the sole limited partner of Rainsanity LP. Raine Associates III is the general partner of RPIII Aggregator and the manager of each of Rainsanity 1, Rainsanity 2 and Rainsanity 3. Raine Associates III has delegated to Raine Capital, an SEC registered investment advisor, the authority to manage the Rainsanity Holders. Raine Management is the general partner of Raine Associates III. The Raine Group is the parent company of Raine Capital, Raine Management, and their respective subsidiaries. The Raine Group is an integrated merchant bank that advises and invests in the technology, media and telecom sectors.

The principal office and business address of each of the Reporting Persons is 65 East 55th Street, 24th Floor, New York, NY 10022.

(d) and (e) During the last five years, none of the Reporting Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 34619R102	Schedule 13D	Page 12 of 17 Pages

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of the Issuer’s Class A Common Stock (the “Class A Common Stock”) reported herein as beneficially owned by the Reporting Persons were acquired pursuant to an Agreement and Plan of Merger, dated as of February 9, 2021 (the “Business Combination Agreement”), by and among Forest Road Acquisition Corp., a Delaware corporation (“FRAC”), BB Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Forest Road (“BB Merger Sub”), MFH Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of FRAC (“Myx Merger Sub”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Old Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx,”). The transactions contemplated by the Business Combination Agreement (the “Business Combination”) closed on June 25, 2021 (the “Closing”).

Pursuant to the terms of the Business Combination Agreement, immediately prior to the Closing, (i) each Series A Preferred Unit of Old Beachbody the (the “Series A Preferred Units”) converted to Old Beachbody common units and (ii) certain holders of Old Beachbody common units received 3.3597 shares of Class A Common Stock for each Old Beachbody common unit held by them at such time, subject to certain limitations.

Immediately prior to the Closing on June 25, 2021, Rainsanity LP held 8,558,514.565 Series A Preferred Units and 1,428,571.429 common units of Old Beachbody, Rainsanity 1 held 1,006,884.066 Series A Preferred Units and 158,730.159 common units of Old Beachbody, Rainsanity 2 held 302,065.220 Series A Preferred Units of Old Beachbody, and Rainsanity 3 held 201,376.813 Series A Preferred Units of Old Beachbody (collectively, the “Existing Beachbody Units”). Upon the Closing, the Existing Beachbody Units were collectively converted into the right to receive 39,160,846 shares of Class A Common Stock.

Other than the conversion of the Series A Preferred Units to Old Beachbody common units and the subsequent conversion of Old Beachbody common units to Class A Common Stock in connection with the Closing, there have been no transactions effected by the Reporting Persons in the past sixty days with respect to the securities of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer for investment purposes. Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Class A Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Class A Common Stock (by means of open market purchases, privately negotiated

CUSIP No. 34619R102	Schedule 13D	Page 13 of 17 Pages

purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Class A Common Stock, under their control. The Reporting Persons or their affiliates may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating from time to time with the Board, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

John S. Salter, a Partner of The Raine Group and a member of the Investment Committee which makes decisions on behalf of the Rainsanity Holders, serves as a member of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 24.00% of the outstanding shares of the Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 163,175,632 shares of Class A Common Stock outstanding,

CUSIP No. 34619R102	Schedule 13D	Page 14 of 17 Pages

based on information included in the Issuer’s Current Report on Form 8-K filed on July 1, 2021.

Following the Closing, John S. Salter expects to receive customary grants of equity for his service as a director of the Issuer, payable in the form of stock options or restricted stock units. Mr. Salter has assigned all rights, title, and interest in such equity to The Raine Group or its affiliates.

Each of Rainsanity LP, RPIII SPV Management and RPIII Aggregator may be deemed to have beneficial ownership of 33,553,362 shares of Class A Common Stock. Rainsanity 1, Rainsanity 2 and Rainsanity 3 may be deemed to have beneficial ownership of 3,916,084, 1,014,840 and 676,560 shares of Class A Common Stock, respectively. Each of Raine Capital, Raine Associates III, Raine Management and the Raine Group may be deemed to have beneficial ownership of 39,160,846 shares of Class A Common Stock.

The Beachbody Company, Inc. Beneficial Ownership Table (Raine)
Entity	Sole Ownership	Shared Ownership	Total	% of Beneficial Ownership*
The Raine Group LLC (Senior Operating Co)	0	39,160,846	39,160,846	24.00%
Raine Management LLC	0	39,160,846	39,160,846	24.00%
Raine Associates III Corp (AIV 2) GP LP (Cayman)	0	39,160,846	39,160,846	24.00%
Raine Capital LLC	0	39,160,846	39,160,846	24.00%
RPIII Corp Aggregator LP	0	33,553,362	33,553,362	20.56%
RPIII Corp SPV Management LLC	0	33,553,362	33,553,362	20.56%
RPIII Rainsanity LP	0	33,553,362	33,553,362	20.56%
RPIII Rainsanity Co-Invest 1 LLC	0	3,916,084	3,916,084	2.40%
RPIII Rainsanity Co-Invest 2 LLC	0	1,014,840	1,014,840	0.62%
RPIII Rainsanity Co-Invest 3 LLC	0	676,560	676,560	0.41%

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c) John S. Salter was involved in the Business Combination as a member of the board of directors of Old Beachbody, which approved the Business Combination and as a Partner of The Raine Group and a member of the Investment Committee which makes decisions on behalf of the Rainsanity Holders, whose subsidiaries owned 11,656,142 common units of Old Beachbody and also whose subsidiary acted as an adviser in respect of the Business Combination.

Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 34619R102	Schedule 13D	Page 15 of 17 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Upon the Closing, the Rainsanity Holders entered into an Amended and Restated Registration Rights Agreement (“the “Registration Rights Agreement”), dated as of June 25, 2021, by and among (i) the Issuer (formerly known as Forest Road Acquisition Corp.), (ii) Forest Road Acquisition Sponsor LLC, (iii) certain equityholders of Old Beachbody, including the Rainsanity Holders, (iv) Carl Daikeler, (v) Mary Conlin, (vi) John S. Salter, (vii) Ben Van de Bunt and (viii) Kevin Mayer. Pursuant to the Registration Rights Agreement, the Issuer agreed to register for resale certain shares of the Issuer’s Common Stock and other equity securities of the Issuer. Additionally, the Registration Rights Agreement provides for (a) certain restrictions on transfer with respect to the registrable securities held by certain stockholders, including the Rainsanity Holders, immediately following the Closing and (b) customary “demand” and “piggyback” registration rights for certain stockholders, including the Rainsanity Holders.

On February 9, 2021, the Rainsanity Holders entered into a Member Support Agreement (the “Beachbody Support Agreement”), by and among FRAC, Old Beachbody, the Rainsanity Holders and certain other equityholders of Old Beachbody (together with the Rainsanity Holders, the “Beachbody Equityholders”). Under the Beachbody Support Agreement, the Beachbody Equityholders agreed to vote or cause to be voted or to execute and deliver a written consent with respect to the Beachbody equity interests held by the Beachbody Equityholders adopting the Merger Agreement and approving the Business Combination. The Beachbody equity interests that are owned by the Beachbody Equityholders and subject to the Beachbody Support Agreement represent a majority of the outstanding voting power of Beachbody units (on an as converted basis). The Beachbody Support Agreement terminated in connection with the Closing.

On January 19, 2021, Old Beachbody entered into an engagement letter with an affiliate of The Raine Group pursuant to which such affiliate acted as an exclusive financial advisor and non-exclusive placement agent to Old Beachbody and such affiliate received an advisory fee of approximately $10 million in connection with the Closing.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit I	Joint Filing Agreement by and among the Reporting Persons.

Exhibit II	Power of Attorney.

Exhibit III	Agreement and Plan of Merger, dated as of February 9, 2021, by and between FRAC, BB Merger Sub, Myx Merger Sub, Old Beachbody and Myx (incorporated by reference to Annex A-1 to the Issuer’s Registration Statement on Form S-4, as amended (File No. 333-253136)).

Exhibit IV	Registration Rights Agreement, dated as of June 25, 2021, by and among (i) the Issuer, (ii) Forest Road Acquisition Sponsor LLC, (iii) certain equityholders of The Beachbody Company Group, LLC, (iv) Carl Daikeler, (v) Mary Conlin, (vi) John Salter, (vii) Ben Van de Bunt and (viii) Kevin Mayer (included as Exhibit 10.3 to the Issuer’s Form 8-K filed July 1, 2021 with the Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: July 6, 2021

RPIII RAINSANITY LP

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

RPIII RAINSANITY CO-INVEST 1 LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

RPIII RAINSANITY CO-INVEST 2 LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

RPIII RAINSANITY CO-INVEST 3 LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

RPIII CORP SPV MANAGEMENT LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

[Signature Page to Schedule 13D]

RPIII CORP AGGREGATOR LP

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

RAINE CAPITAL LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

RAINE ASSOCIATES III CORP (AIV 2) GP LP

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

RAINE MANAGEMENT LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

THE RAINE GROUP LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

[Signature Page to Schedule 13D]